[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

SECUR 11015821 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/24/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilshire Park Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12424 Wilshire Boulevard, Suite 1450
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Daub 310-207-5110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Boulevard, Suite 700, Los Angeles CA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Daub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilshire Park Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

President

Title

LUCY K. JARRAO
Commission # 1832951
Notary Public - California
Los Angeles County
My Comm. Expires Jan 24, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SingerLewak LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego
Silicon Valley

50 YEARS SINCE 1959

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES**

To the Managing Member
Wilshire Park Advisors, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from February 24, 2010 (date of inception) to December 31, 2010, which were agreed to by Wilshire Park Advisors, LLC (the "Company"), the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and the check copies, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the period from February 24, 2010 (date of inception) to December 31, 2010 with the amounts reported in Form SIPC-7 for the period from February 24, 2010 (date of inception) to December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

10960 Wilshire Blvd, 7th Floor Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070

877.754.4557

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 11, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 20

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

Wilshire Park Advisors, LLC
12424 Wilshire Blvd., Suite 1450
Los Angeles, CA 90025

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

2. A. General Assessment (item 2e from page 2) $ 63.—

B. Less payment made with SIPC-6 filed (exclude interest) (150)

7/14/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (87)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (87)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(87)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilshire Park Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of January, 20 11.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 25,044

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions -0-

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions -0-

2d. SIPC Net Operating Revenues $ 25,044

2e. General Assessment @ .0025 $ 63.-

(to page 1, line 2.A.)

SingerLewak LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego
Silicon Valley

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

50 YEARS SINCE 1959

To the Managing Member
Wilshire Park Advisors, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of Wilshire Park Advisors, LLC (the "Company") as of December 31, 2010 and for the period from February 24, 2010 (date of inception) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10960 Wilshire Blvd, 7th Floor Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070

877.754.4557

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses, and therefore there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of Managing Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 11, 2011

SingerLewak

Accountants & Consultants

WILSHIRE PARK ADVISORS, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM FEBRUARY 24, 2010 (DATE OF INCEPTION) TO DECEMBER 31, 2010

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

WILSHIRE PARK ADVISORS, LLC
CONTENTS
December 31, 2010

SingerLewak LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego
Silicon Valley

INDEPENDENT AUDITOR'S REPORT

To the Member
Wilshire Park Advisors, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Wilshire Park Advisors, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the period from February 24, 2010 (date of inception) to December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilshire Park Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 11, 2011

WILSHIRE PARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	39,805
Property and equipment, net		22,176
Other assets		5,386
Total assets	**$**	**67,367**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	2,795
Total liabilities		2,795
Members' equity		64,572
Total liabilities and members' equity	**$**	**67,367**

The accompanying notes are an integral part of these financial statements.

WILSHIRE PARK ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Period from February 24, 2010 (Date of Inception) to December 31, 2010

Revenues		
Advisory fees	$	25,044
Total revenue		25,044
Expenses		
Depreciation		3,053
Employee benefits		402
Insurance		7,671
Legal		7,811
Regulatory fees		255
Rent		27,660
Travel		13,593
Administrative expenses		19,669
Total expenses		80,114
Net loss from operations	**$**	**(55,070)**

The accompanying notes are an integral part of these financial statements.

WILSHIRE PARK ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period from February 24, 2010 (Date of Inception) to December 31, 2010

	Total Members' Equity
Balance, February 24, 2010 (date of inception)	$ -
Capital contributions	119,642
Net loss from operations	(55,070)
Balance, December 31, 2010	**$ 64,572**

The accompanying notes are an integral part of these financial statements.

WILSHIRE PARK ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Period from February 24, 2010 (Date of Inception) to December 31, 2010

Cash flows from operating activities		
Net loss from operations	$	(55,070)
Adjustments to reconcile net loss from operations to net cash used in operating activities		
Depreciation		3,053
Changes in operating assets and liabilities		
Other assets		(5,386)
Accounts payable		2,795
Net cash used in operating activities		(54,608)
Cash flows from investing activities		
Purchases of property and equipment		(25,229)
Net cash used in investing activities		(25,229)
Cash flows from financing activities		
Capital contributions from sole member		119.642
Net cash provided by financing activities		119,642
Net increase in cash		39,805
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	**$**	**39,805**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Wilshire Park Advisors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") and the Delaware Division of Corporations. The Company serves in an advisory capacity for public and corporate finance activities such as mergers and acquisitions, restructuring of capital, and raising capital.

The Company was incorporated in Delaware on August 8, 2008, and conducts business from a single office located in Los Angeles, California. The Company did not begin operations until it was registered and recognized by FINRA and the SEC on February 24, 2010 (date of inception).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash and short-term investments with maturities within three months to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives as follows:

Computer and other equipment	3 – 5 years
Office furniture	7 years

Expenditures for replacements and betterments are capitalized while repairs and maintenance are charged to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
The Company's revenue is generated from advisory fees related to mergers and acquisitions, restructuring of capital, and raising capital. Contingent-based revenues are recognized when the Company has completed its contractual and regulatory obligations related to the client service engagement and nonrefundable upfront fees are recorded when earned.

Income Taxes
The Company is taxed under sections of the Federal and California income tax laws which provide that, in lieu of corporation income taxes, the sole member separately accounts for the Company's items of income, deductions, losses and credits on their personal tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements as of December 31, 2010.

Fair Value Measurements
The carrying amounts of cash, other assets and payables approximate their fair value due to the short-term maturities of these instruments.

The Company adopted has FASB ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

ASC 820 establishes a three-level valuation hierarchy of valuation techniques that is based on observable and unobservable inputs. Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The first two inputs that may be used to measure fair value are considered observable and the last unobservable. They include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2010, the Company has financial assets that consist of cash, which is measured at fair value using quoted prices for identical assets in an active market (Level 1 of the fair value hierarchy).

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 establishes the accounting and reporting guidance for arrangements that include multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in ASU 2009-13 also establish a hierarchy for determining the selling price of a deliverable. Enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms of the arrangement, significant deliverables, and the vendor's performance within the arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early application is permitted. The adoption of ASU 2009-13 will not have a material impact on the Company's financial position or results of operations.

Other new pronouncements issued but not effective until after January 1, 2011 are not expected to have a significant effect on the Company's financial position or results of operations.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition to the preceding requirement, during the first year of operations, a broker dealer's aggregate indebtedness to net capital shall not exceed 8 to 1.

The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members Numbers 84-48 and 85-5, respectively. At December 31, 2010, the Company has net capital of $37,010, which was $32,010 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1.00.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Computer and other equipment	$	12,433
Office furniture		12,796
		25,229
Less accumulated depreciation		3,053
Total property and equipment	**$**	**22.176**

Depreciation expense was $3,053 for the period ended December 31, 2010.

NOTE 5 – OTHER ASSETS

Other assets at December 31, 2010 consisted of the following:

Prepaid regulatory fees	$	1,348
Lease deposit		4,038
Total other assets	**$**	**5.386**

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Facility Lease
The Company leases its office space under the terms of an operating lease agreement that expires in May 2013. Future minimum lease payments required under the agreement at December 31, 2010 are as follows:

Year Ending December 31,	Amount
2011	$ 46,476
2012	47,871
2013	20,191
Total	**$ 114.538**

Rent expense was $27,660 for the period ended December 31, 2010.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2011, the date on which the financial statements were issued.

Wilshire Park Advisors, LLC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2010

Schedule I

Please see the attached FOCUS report on the following pages.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE AUDIT REPORT
PART IIA

Wilshire Park Advisors, LLC

This report is being filed pursuant to:	**1) Rule 17a-5(a)**
This report is being filed:	**2) Quarterly**
This FOCUS II is for the period ending in:	**December**
Period Beginning:	**2/24/2010**
Period Ending:	**12/31/2010**
Unconsolidated:	**Yes**
Does Respondent carry its own customer accounts?	**No**

ASSETS

		Allowable	Non-allowable	Total
1	Cash	$ 39,805	$ -	$ 39,805
10	Furniture and equipment, at cost, net of depreciation	-	22,176	22,176
11	Other assets	-	5,386	5,386
12	TOTAL ASSETS	$ 39,805	$ 27,562	$ 67,367

LIABILITIES

		A.I.	Non-A.I.	Total
17	Accounts payable, accrued liabilities, expenses & other	$ 2,795	$ -	$ 2,795
20	TOTAL LIABILITIES	$ 2,795	$ -	$ 2,795

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE AUDIT REPORT
PART IIA

EQUITY

23 Corporation		
C. Additional paid-in capital	$	119,642
D. Retained Earnings		(55,070)
E. Total		64,572
24 TOTAL OWNERSHIP EQUITY	$	64,572
25 TOTAL LIABILITIES AND OWNDERSHIP EQUITY	$	67,367

STATEMENT OF INCOME (LOSS)

REVENUE		
8 Other revenue	$	25,044
9 Total revenue	$	25,044
EXPENSES		
14 Regulatory fees and expenses	$	255
15 Other expenses		79,859
16 Total expenses	$	80,114
NET INCOME		
17 Net income (loss) before Federal taxes	$	(55,070)
22 Net income (loss) after Federal income taxes and extraordinary items	$	(55,070)
MONTHLY INCOME		
23 Income (current month only) before provision for Federal income taxes and extraordinary items	$	(8,444)

EXEMPTIONS UNDER SEC RULE 15C3-3

25 Exemption from Rule 15c3-1

B. k(2)(i)–"Special Account for Exclusive Benefit of Customers" maintained **X**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE AUDIT REPORT
PART IIA

COMPUTATION OF NET CAPITAL

1 Total ownership equity	$	64,572
3 Total ownership equity qualified for Net Capital		64,572
6 Deductions and/or charges:		
A. Total non-allowable assets		27,562
10 Net Capital	$	37,010

COMPUTATION OF NET CAPITAL REQUIREMENT

11 Minimum net capital required (6-2/3% of line 19)	$	186
12 Minimum dollar requirement	$	5,000
13 Net capital requirement (greater of line 11 or 12)	$	5,000
14 Excess net capital (line 10 less 13)	$	32,010
15 Net capital less greater of 10% of line 19 or 120% of line 12	$	31,010

COMPUTATION OF AGGREGATE INDEBTEDNESS

16 Total A.I. liabilities from Balance Sheet	$	2,795
19 Total aggregate indebtedness	$	2,795
20 Ratio of A.I. to net capital		8%

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

1 Balance, beginning of period	$	-
A. Net income (loss)		(55,070)
B. Additions, including non-conforming capital		119,642
C. Deductions, including non-conforming capital		-
2 Balance, end of period	$	64,572

Wilshire Park Advisors, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
and
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2010

Schedule II

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

See Independent Auditor's Report on supplementary information.

Wilshire Park Advisors, LLC

RECONCILIATIONS PURSUANT TO RULE 17A-5

December 31, 2010

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on page 3 of the FOCUS Report.

See Independent Auditor's Report on supplementary information.

WILSHIRE PARK ADVISORS, LLC
FINANCIAL STATEMENTS
FOR THE PERIOD FROM FEBRUARY 24, 2010
(DATE OF INCEPTION)
TO DECEMBER 31, 2010

SingerLewak

Accountants & Consultants